SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VITALITY BIOPHARMA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

92849B107

(CUSIP Number)

Robert T. Brooke

Vitality Biopharma, Inc.

1901 Avenue of the Stars, 2nd Floor

Los Angeles, CA 90067

(530) 231-7800

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

524938107	13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS Robert T. Brooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,222,835[1]
	10	SHARED DISPOSITIVE POWER 0[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,835[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.Security and Issuer.

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 the "Shares"), of Vitality Biopharma, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1901 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

Item 2.Identity and Background.

(a)-(c) This Statement is being filed by Robert T. Brooke. The business address for the Reporting Person is Vitality Biopharma, Inc., 1901 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067. The Reporting Person is currently the Chief Executive Officer and a director of the Issuer.

(d) The Reporting Person has not been convicted in any criminal proceeding (excluding traffic  violations  or  similar  misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there  was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 4.Purpose of Transaction.

On July 20, 2016, the Issuer affected a one (1) for ten (10) reverse stock split of the outstanding Common Stock.  As a result and immediately after the reverse stock split, the Reporting Person owned 257,250 shares of Common Stock, as previously reported on a Form 4 filed March 21, 2012.

On May 21, 2015, the Reporting Person was issued a stock option award for 40,000 shares with an exercise price of $2.10, which is scheduled to vest in full on May 21, 2017.

On July 15, 2016, the Reporting Person was issued a restricted stock award for 510,585 shares, of which 50% is scheduled to vest on March 1, 2017, and that will vest in full on March 1, 2018, and the Reporting Person was also issued a stock option award for 415,000 shares with an exercise price of $0.50, which is scheduled to vest in full on July 1, 2017.

Mr. Brooke is the current Chief Executive Officer and a director of the Issuer, and acquired the shares of Common Stock for investment purposes, as well as through equity grants provided to him. Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as set forth in this Statement, Mr. Brooke does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer.

(a)According to the Current Report on Form 10-Q  filed on August 16, 2016 by the Issuer with the Securities and Exchange Commission (the “Commission”), as of August 16, 2016, there were 11,997,878 shares of Common Stock outstanding. After the 1-for-10 reverse stock split, the Reporting Person held 257,250 shares of Common Stock that were acquired in a private stock transaction, as well as an option to purchase 40,000 shares of Common Stock,  an option to purchase 415,000 shares of Common Stock, and a restricted stock unit award, which upon vesting and conversion would provide 510,585 shares of Common Stock, with the options and restricted stock units being issued to the Reporting Person in connection with his service to the Issuer as the Chief Executive Officer and a director. Assuming vesting and exercise of each option, and vesting and conversion of the restricted stock units, the Reporting Person would hold 10.2% of the issued and outstanding shares of Common Stock.

(b)The Reporting Person has the sole power to vote and dispose of 1,222,835 shares of Common Stock (giving effect to the shares of Common Stock underlying the options and restricted stock units issued to the Reporting Person, which are currently unvested but could vest and become exercisable within 60 days of July 15, 2016).

(c)Except as reported herein, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 20, 2016, the Issuer affected a one (1) for ten (10) reverse stock split of the outstanding Common Stock.

On May 21, 2015, the Reporting Person was granted an option to purchase 40,000 shares of Common Stock (now reflected on a post-split basis) of the Issuer pursuant to the Issuer’s Stock Incentive Plan in connection with his service to the Issuer as a director. The option is exercisable at a price of $2.10 per share, expires on May 21,  2025, and is scheduled to vest in full on May 21, 2017.

On July 15, 2016, the Reporting Person was granted an option to purchase 415,000 shares of Common Stock (now reflected on a post-split basis) of the Issuer pursuant to the Issuer’s Stock Incentive Plan in connection with his service to the Issuer as the Chief Executive Officer and a director. The option is exercisable at a price of $0.50 per share, expires on July 15,  2026, and is scheduled to vest in full on July 1, 2018.

On July 15, 2016, the Reporting Person was granted a restricted stock unit award for 510,585 shares of Common Stock, which is scheduled to vest in full on March 1, 2018.  The restricted stock grant will vest immediately upon a corporate change of control, or if the individual is terminated for any reason other than a "For Cause" termination.

Item 7.Material to be Filed as Exhibits.

Exhibit	Description
4.1	Restricted Stock Option Award Agreement dated July 15, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016	By: /s/ Robert T. Brooke Robert T. Brooke